Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-152333

July 17, 2008

Trina Solar Limited

Concurrent Offerings of

$120,000,000 aggregate principal amount of

4.00% Convertible Senior Notes due 2013

(the “Notes Offering”)

and

4,073,194 American Depositary Shares

Representing 407,319,400 Ordinary Shares

(the “Borrowed ADS Offering”)

This free writing prospectus relates only to the concurrent Notes Offering of $120,000,000 aggregate principal amount of 4.00% Convertible Senior Notes due 2013 and Borrowed ADS Offering of 4,073,194 American Depositary Shares and should be read together with (1) the preliminary prospectus supplement dated July 16, 2008 relating to the Notes Offering, including the documents incorporated by reference therein and (2) the preliminary prospectus supplement dated July 16, 2008 relating to the Borrowed ADS Offering, including the documents incorporated by reference therein, each including the base prospectus dated July 15, 2008 and filed pursuant to Rule 424(b)(5) under the Securities Act of 1933.

The Notes Offering

Issuer:	Trina Solar Limited (NYSE: TSL) (the “Company”)

Issue:	4.00% Convertible Senior Notes due 2013 (the “Notes”)

Aggregate Principal Amount Offered:	$120,000,000

Over-allotment Option:	$18,000,000

Offering Price:	100% of the principal amount of Notes plus accrued interest, if any, from the Settlement Date

Maturity Date:	July 15, 2013, unless earlier repurchased or converted

Interest:	4.00% per annum, accruing from the Settlement Date

Interest Payment Dates:	Each January 15 and July 15, beginning on January 15, 2009

Interest Record Dates:	Each January 1 and July 1

Closing Sale Price of the ADSs on the Pricing Date:	$30.61 per ADS

Conversion Premium:	21% over the Reference Price

Reference Price:	$28.00 per ADS

Conversion Price:	$33.88 per ADS, subject to adjustment

Conversion Rate:	29.5159 ADSs per $1,000 in principal amount of Notes, subject to adjustment

Repurchase at Holder’s Option:	A holder may require us to repurchase some or all of its Notes for cash on July 15, 2011, at a price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest, if any, in each case up to, but not including, such repurchase date.

Repurchase upon a Fundamental Change:	A holder may require us to repurchase some or all of its Notes for cash upon the occurrence of a fundamental change at a price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest, if any, in each case up to, but not including, the repurchase date.

Use of Proceeds:	We estimate that our net proceeds from the sale of the Notes in the Notes Offering will be approximately $113.2 million after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to acquire additional Notes to cover over-allotments, if any, we estimate that our net proceeds from the Notes Offering will be approximately $130.7 million, after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by us.

Pricing Date:	July 17, 2008

Settlement Date:	July 23, 2008

Listing and Trading:	The Notes will not be listed on any securities exchange. Our ADSs are listed on the New York Stock Exchange under the symbol “TSL.”

CUSIP / ISIN:	89628EAA2 / US89628EAA29

Underwriting Discount and Commission per Note:	$27.50

Aggregate Underwriting Discount and Commission for the Note Offering:	$3.3 million ($3.8 million if the underwriters exercise in full their option to acquire additional Notes)

Adjustment to conversion rate upon a fundamental change:	The following table sets forth the increase in the applicable price, adjustment date and number of additional ADSs to be received per $1,000 principal amount of the Notes, upon a conversion in connection with a fundamental change that occurs in the corresponding period to be determined by reference to the adjustment date of the fundamental change.

Applicable Price	July 23, 2008	July 15, 2009	July 15, 2010	July 15, 2011	July 15, 2012	July 15, 2013
$28.00	6.1984	6.1984	6.1984	6.1984	6.1984	6.1984
$30.00	5.3628	5.2291	4.9994	3.9807	3.6387	3.7790
$32.00	4.7117	4.4796	4.1017	3.2151	2.6235	1.6991
$34.00	4.1906	3.8965	3.4354	2.6389	1.8972	0.0000
$36.00	3.7824	3.4373	2.9366	2.2037	1.3870	0.0000
$38.00	3.4335	3.0708	2.5583	1.8732	1.0337	0.0000
$40.00	3.1424	2.7744	2.2667	1.6203	0.7919	0.0000
$42.00	2.8963	2.5310	2.0375	1.4248	0.6274	0.0000
$44.00	2.6858	2.3283	1.8538	1.2719	0.5154	0.0000
$46.00	2.5037	2.1571	1.7037	1.1506	0.4387	0.0000
$48.00	2.3444	2.0105	1.5787	1.0529	0.3853	0.0000
$50.00	2.2039	1.8835	1.4727	0.9729	0.3473	0.0000
$75.00	1.2222	1.0413	0.8110	0.5282	0.1889	0.0000
$100.00	0.7817	0.6734	0.5310	0.3502	0.1267	0.0000
$200.00	0.1670	0.1497	0.1238	0.0868	0.0334	0.0000

The exact applicable price and effective date for the Notes may not be as set forth in the table above, in which case:

if the applicable price is between two applicable prices on the table or the adjustment date is between two adjustment dates on the table, the number of additional ADSs will be determined by a straight-line interpolation between the number of additional ADSs set forth for the higher and lower applicable price amounts and the earlier and later adjustment dates based on a 365-day year, as applicable;

•        if the applicable price is in excess of $200.00 per ADS (subject to adjustment in the same manner as the applicable price), no increase in the conversion rate will be made; and

•        if the applicable price is less than $28.00 per ADS (subject to adjustment in the same manner as the applicable price), no increase in the conversion rate will be made.

Notwithstanding the foregoing, in no event will the total number of ADSs issuable upon conversion, including additional ADSs issuable as a result of such fundamental change, exceed 35.7143 per $1,000 principal amount of Notes, subject to adjustment as set forth in the prospectus supplement under “Description of the Notes—Conversion Rate Adjustments.”

The Borrowed ADS Offering

Number of Borrowed ADSs Offered:	Up to 4,073,194 ADSs

Number of Borrowed ADSs Offered by the ADS Borrower at the Initial Borrowed ADS Offering Price:	3,829,800 ADSs

Number of Additional Borrowed ADSs to be offered on a delayed basis:	Up to 243,394 ADSs prior to July 23, 2008

Closing Sale Price of the ADSs on the Pricing Date:	$30.61 per ADS

Initial Borrowed ADS Offering Price:	$28.00 per ADS

Ordinary Shares to be outstanding after this Borrowed ADS Offering:	Up to 2,963,011,408 Ordinary Shares (including 407,319,400 Ordinary Shares represented by ADSs offered hereby)

Pricing Date:	July 17, 2008

Settlement Date:	July 23, 2008

Commissions for the Borrowed ADS Offering payable by the Company:	$1.6 million

The information below supersedes the information in the preliminary prospectus supplement relating to the Borrowed ADS Offering and the preliminary prospectus supplement relating to the Notes Offering to the extent that such information is inconsistent:

Sole ADS Borrower:	Affiliate of Credit Suisse Securities (USA) LLC

Sole ADS Underwriter:	Credit Suisse Securities (USA) LLC

* * *

The Company has filed a registration statement (including the base prospectus) and preliminary prospectus supplements with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the base prospectus, preliminary prospectus supplements and the other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the registration statement and the preliminary prospectus supplement relating to the Notes Offering may be obtained from Credit Suisse Securities (USA) LLC by calling toll-free 1-800-221-1037, from ABN AMRO Bank N.V., London Branch by calling toll-free 1-866-636-4281, or from Deutsche Bank Securities Inc. by calling toll-free 1-800-503-4611. Copies of the registration statement and the preliminary prospectus supplement relating to the Borrowed ADS Offering may be obtained from Credit Suisse Securities (USA) LLC by calling toll-free 1-800-221-1037.

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